Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

Annual Result 2017

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter ending December 31, 2017 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Tuesday, February 6 in English at 11:00 a.m. (Brasília time) and in Portuguese at 12:30 p.m. (Brasília time).

Please find below the Executive Summary for the 4th quarter 2017.

São Paulo – February 5, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limitations inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below selected pro forma information in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	4Q17	3Q17	4Q16	2017	2016

Results
Recurring Net Income (*)	6,280	6,254	5,817	24,879	22,150
Operating Revenues (1)	27,514	26,981	28,903	108,967	111,422
Managerial Financial Margin (2)	16,745	16,769	18,855	68,315	72,121

Performance
Recurring Return on Average Equity – Annualized (3) (*)	21.9%	21.6%	20.7%	21.8%	20.3%
Recurring Return on Average Assets – Annualized (4) (*)	1.7%	1.7%	1.6%	1.7%	1.6%
Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	3.2%	3.4%	3.0%	3.4%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.7%	3.8%	4.2%	3.7%	4.2%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.5%	1.4%	1.2%	1.5%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	247%	246%	222%	247%	222%
Efficiency Ratio (ER) (6)	48.6%	47.3%	44.8%	46.3%	45.3%
Risk-Adjusted Efficiency Ratio (RAER) (6)	65.0%	63.3%	68.6%	64.0%	70.1%

Balance Sheet
Total Assets (*)	1,503,503	1,466,000	1,427,084
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	593,712	575,184	598,431
Deposits + Debentures + Securities + Borrowings and Onlending (7)	658,055	633,145	661,257
Loan Portfolio/Funding (7)	74.0%	73.9%	74.3%
Stockholders’ Equity	126,924	123,631	115,590

Other
Assets Under Administration	969,858	938,494	814,326
Total Number of Employees	96,435	96,326	94,779
Brazil	82,640	82,401	80,871
Abroad	13,795	13,925	13,908
Branches and CSBs – Client Service Branches	4,910	4,919	5,103
ATM – Automated Teller Machines (8)	46,965	46,700	46,175

Highlights as disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	4Q17	3Q17	4Q16	2017	2016

Highlights
Recurring Net Income per Share (R$) (9) (*)	0.97	0.96	0.89	3.83	3.40
Net Income per Share (R$) (9) (*)	0.90	0.93	0.85	3.68	3.32
Number of Outstanding Shares at the end of period – in thousands (10)	6,464,631	6,504,352	6,512,700	6,464,631	6,512,700
Book Value per Share (R$)	19.63	19.01	17.75	19.63	17.75
Dividends and Interest on Own Capital net of Taxes (11)	6,119	6,501	6,699	17,557	10,000
Net Payout (12)	-	-	-	70.6%	45.0%
Net Payout after shares bought back (13)	-	-	-	83.0%	49.3%
Market Capitalization (14)	275,523	281,964	219,348	275,523	219,348
Market Capitalization (14) (US$ million)	83,290	89,004	67,303	83,290	67,303
Solvency Ratio - Prudential Conglomerate (BIS Ratio) (*)	18.8%	19.5%	19.1%	18.8%	19.1%
Common Equity Tier I (*)	16.2%	16.7%	15.8%	16.2%	15.8%
Estimated BIS III (Common Equity Tier I) (15) (*)	15.5%	15.8%	14.3%	15.5%	14.3%

(*) Includes the consolidation of Citibank in the 4Q17.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) As detailed on the Balance section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (12) Calculated by dividing Recurring Net Income by the total dividends and interest on own capital net of taxes; (13) Considers outstanding shares (common and non-voting shares) bought back in each period; (14) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (15) Takes into consideration the schedule anticipation impacts.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,280 million in the fourth quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,821 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q17	3Q17	4Q16	2017	2016
Recurring Net Income	6,280	6,254	5,817	24,879	22,150
Non-Recurring Events	(459)	(177)	(275)	(914)	(583)
IRB	-	155	-	155	-
∟ Disposal of IRB shares
Integration of Citibank	(277)	-	-	(277)	-
∟ Provisions Expenses for Citibank integration
Liability Adequacy Test	145	-	(31)	164	109
∟ Adjustment of technical provisions as a result from the liability adequacy test
Impairment	(7)	(137)	(172)	(152)	(180)
∟ Adjustment to reflect the realization value of certain assets, mainly related to technology
Goodwill Amortization	(135)	(125)	(133)	(508)	(442)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	(184)	-	1	(225)	7
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal and municipal taxes
Contingencies Provision	0	(61)	(88)	(101)	(224)
∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980’s and early 1990’s
Pension Fund	-	-	130	-	130
∟ Destination of pension fund surplus
Other	-	(9)	18	31	18
Net Income	5,821	6,077	5,543	23,965	21,567
CorpBanca’s Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	5,821	6,077	5,543	23,965	21,639

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, we apply the managerial results consolidation criteria, which only affects the breakdown of our income statement and not the bottom line. Additionally, we adjust the tax effects of the hedge of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint of our businesses and are shown in “Accounting and Managerial Statements Reconciliation”, on the next page of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

For comparison purposes, we deconsolidated the effects from Citibank’s retail operations in Brazil (Citibank) and we recorded its results in a specific line in our income statement. Therefore, the information presented in this report does not include Citibank’s balances and results, except where otherwise indicated.

The analysis of our performance in the fourth quarter of 2017 was carried out taking into consideration the managerial net income presented in the table below.

Accounting and Managerial Statements Reconciliation | 4th quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Citibank’s Operations Recurring Results[1]	Managerial
Operating Revenues	24,691	459	2,214	476	(325)	27,514
Managerial Financial Margin	13,749	(157)	2,214	1,134	(195)	16,745
Financial Margin with Clients	14,526	(157)	-	1,134	(189)	15,314
Financial Margin with the Market	(776)	-	2,214	0	(6)	1,431
Commissions and Fees	9,463	-	-	(688)	(129)	8,645
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,768	(276)	-	631	-	2,123
Other Operating Income	(526)	891	-	(365)	-	-
Equity in Earnings of Affiliates and Other Investments	198	-	-	(198)	-	-
Non-operating Income	38	-	-	(38)	-	-
Cost of Credit	(3,250)	-	-	(1,007)	66	(4,192)
Provision for Loan Losses	(4,205)	-	-	(278)	41	(4,442)
Impairment	-	-	-	(282)	-	(282)
Discounts Granted	-	-	-	(336)	59	(277)
Recovery of Loans Written Off as Losses	955	-	-	(111)	(34)	810
Retained Claims	(291)	-	-	(83)	-	(373)
Other Operating Expenses	(15,471)	790	(225)	553	320	(14,033)
Non-interest Expenses	(14,004)	777	-	552	300	(12,375)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,428)	13	(225)	1	20	(1,619)
Insurance Selling Expenses	(39)	-	-	-	-	(39)
Income before Tax and Profit Sharing	5,679	1,248	1,989	(61)	61	8,916
Income Tax and Social Contribution	39	(688)	(1,989)	(28)	(40)	(2,707)
Profit Sharing Management Members - Statutory	(89)	-	-	89	-	-
Minority Interests	193	(101)	-	-	-	92
Result from Citibank’s Operation	-	-	-	-	(21)	(21)
Net Income	5,821	459	-	-	-	6,280

1 The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

4th quarter of 2017 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Operating Revenues	27,514	26,981	2.0%	28,903	-4.8%	108,967	111,422	-2.2%
Managerial Financial Margin	16,745	16,769	-0.1%	18,855	-11.2%	68,315	72,121	-5.3%
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,123	1,853	14.6%	2,068	2.7%	7,767	8,350	-7.0%
Cost of Credit	(4,192)	(3,990)	5.1%	(6,352)	-34.0%	(17,936)	(25,480)	-29.6%
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Retained Claims	(373)	(320)	16.6%	(364)	2.6%	(1,275)	(1,485)	-14.1%
Other Operating Expenses	(14,033)	(13,505)	3.9%	(13,821)	1.5%	(53,450)	(53,693)	-0.5%
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Insurance Selling Expenses	(39)	(47)	-15.8%	(108)	-63.8%	(236)	(602)	-60.8%
Income before Tax and Minority Interests	8,916	9,167	-2.7%	8,366	6.6%	36,306	30,765	18.0%
Income Tax and Social Contribution	(2,707)	(2,969)	-8.8%	(2,711)	-0.2%	(11,335)	(8,540)	32.7%
Minority Interests in Subsidiaries	92	56	64.5%	162	-43.7%	(71)	(75)	-5.2%
Result from Citibank’s operation	(21)	-	-	-	-	(21)	-	-
Recurring Net Income	6,280	6,254	0.4%	5,817	8.0%	24,879	22,150	12.3%

Managerial Financial Margin Perspective

In R$ millions	4Q17	3Q17	Δ	4Q16	Δ	2017	2016	Δ
Managerial Financial Margin	16,745	16,769	-0.1%	18,855	-11.2%	68,315	72,121	-5.3%
Financial Margin with Clients	15,314	15,410	-0.6%	16,862	-9.2%	62,034	65,122	-4.7%
Financial Margin with the Market	1,431	1,359	5.3%	1,993	-28.2%	6,281	6,999	-10.3%
Cost of Credit	(4,192)	(3,990)	5.1%	(6,352)	-34.0%	(17,936)	(25,480)	-29.6%
Provision for Loan Losses	(4,442)	(4,282)	3.7%	(5,823)	-23.7%	(19,064)	(26,152)	-27.1%
Impairment	(282)	(262)	7.8%	(1,255)	-77.5%	(1,094)	(1,882)	-41.9%
Discounts Granted	(277)	(223)	24.5%	(278)	-0.4%	(1,047)	(1,211)	-13.5%
Recovery of Loans Written Off as Losses	810	777	4.3%	1,004	-19.3%	3,269	3,765	-13.2%
Net Result from Financial Operations	12,554	12,780	-1.8%	12,502	0.4%	50,378	46,640	8.0%
Other Operating Income/(Expenses)	(3,637)	(3,613)	0.7%	(4,136)	-12.1%	(14,072)	(15,876)	-11.4%
Commissions and Fees	8,645	8,358	3.4%	7,980	8.3%	32,885	30,952	6.2%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,711	1,487	15.1%	1,596	7.2%	6,256	6,263	-0.1%
Non-interest Expenses	(12,375)	(11,818)	4.7%	(11,927)	3.8%	(46,745)	(46,625)	0.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,619)	(1,640)	-1.3%	(1,786)	-9.4%	(6,469)	(6,466)	0.0%
Income before Tax and Minority Interests	8,916	9,167	-2.7%	8,366	6.6%	36,306	30,765	18.0%
Income Tax and Social Contribution	(2,707)	(2,969)	-8.8%	(2,711)	-0.2%	(11,335)	(8,540)	32.7%
Minority Interests in Subsidiaries	92	56	64.5%	162	-43.7%	(71)	(75)	-5.2%
Result from Citibank’s operation	(21)	-	-	-	-	(21)	-	-
Recurring Net Income	6,280	6,254	0.4%	5,817	8.0%	24,879	22,150	12.3%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Medium and Long-Term Strategic Agenda

Corporate Governance and Sustainability

permeate all efforts on our key strategic objectives

Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Highlights in the quarter:

•	Managerial Financial Margin with Clients

▼0.6% mainly driven by the negative effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, which was partially offset by structured operations of the Wholesale segment.

•	Cost of Credit

▲5.1% mainly driven by higher provision for loan losses, which increased R$160 million in the quarter, mainly in Retail segment in Brazil and Latin America.

•	Commissions and Fees

▲3.4% mainly driven by (i) the increase in revenues from credit card fees, due to revenue increase in the period, and (ii) the increase in revenues from loan operations and guarantees provided, associated to the increase in credit origination.

•	Non-Interest Expenses

▲4.7% mainly driven by (i) higher personnel expenses, mainly due to higher expenses on compensation and variable compensation, (ii) higher administrative expenses mainly due to higher expenses on third-party services, with highlight to consulting services, data processing and media.

Events in the quarter

Perpetual Subordinated Notes

In accordance with the Announcement to the Market of December 5, 2017, we issued perpetual subordinated notes in the aggregate principal amount of US$1.25 billion, at a fixed rate of 6.125%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. The Notes offer price was 100%, resulting in a yield to investors of 6.125% until the fifth anniversary of the date of issue.

The Notes may be repurchased on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval of Brazilian authorities, including the Central Bank of Brazil. The approval of the Central Bank of Brazil is still necessary for the Notes to be included in our Regulatory Capital as Additional Tier I Capital.

Economic Plans

In December 2017, an agreement between savers and FEBRABAN (Brazilian Federation of Banks) was entered into to settle litigations associated to economic plans, and Itaú Unibanco has adhered to its terms. The completion of this agreement is subject to approval from the Federal Supreme Court, and we expect it to be obtained in the first quarter of 2018. As from the approval, savers will have 24 months to adhere to the terms of the agreement.

Share Buyback

In 2017, we acquired 37,982,900 non-voting shares of own issue and 46,214,237 common shares of own issue, totaling R$3.1 billion.

Dividends and Interest on Own Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on own capital. In 2017 we paid or provisioned R$5.0 billion and reserved R$12.5 billion in stockholder’s equity, of dividends and interest on own capital, net of tax, totaling R$17.6 billion.

Citibank’s Retail Business | Brazil The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 4Q17

The decrease in the managerial financial margin with clients was mainly driven by the negative effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, partially offset by structured operations of the Wholesale segment.

The increase in our financial margin with the market was mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Further details on page 16

The increase in cost of credit for the quarter was mainly driven by higher provision for loan losses, up R$160 million, mainly in the Retail Banking segment, related to the increase of the individuals credit portfolio, and in Latin America, due to exposure to corporate segment in Chile.

Compared to 2016, provision for loan losses decreased R$7,089 million, in line with lower delinquency rates noted mainly in Brazil.

Further details on pages 17-18

The increase in commissions and fees in the quarter was mainly due to (i) the increase in revenues from credit card fees and (ii) the increase in revenues from loan operations and guarantees provided, associated to the increase in credit origination.

Compared to 2016, revenues from asset management, current account services and advisory services were the main drivers for the increase in commissions and fees.

Further details on pages 22-27

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses, mainly due to higher expenses on compensation and variable compensation (ii) higher administrative expenses mainly due to higher expenses on third-party services, with highlight to consulting services, data processing and media.

In 2017, non-interest expenses increased 0.3%, below the inflation rate for the period (2.95% - IPCA).

Further details on pages 28-29

Further details on page 29

1 Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 4Q17

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	4Q17	3Q17	Δ	4Q16	Δ
Individuals	185.3	179.9	3.0%	183.4	1.0%
Credit Card Loans	63.0	57.2	10.3%	59.0	6.8%
Personal Loans	25.3	26.0	-2.7%	26.3	-3.8%
Payroll Loans [1]	44.2	44.6	-0.8%	44.6	-1.0%
Vehicle Loans	14.1	13.9	1.4%	15.4	-8.4%
Mortgage Loans	38.7	38.3	0.9%	38.1	1.4%
Companies	226.8	223.7	1.4%	243.1	-6.7%
Corporate Loans	165.1	164.6	0.3%	181.5	-9.1%
Very Small, Small and Middle Market Loans [2]	61.8	59.1	4.6%	61.5	0.4%
Corporate Securities [3]	36.0	36.1	-0.3%	36.4	-1.1%
Total Brazil with Financial Guarantees Provided and Corporate Securities	448.1	439.6	1.9%	462.9	-3.2%
Latin America	145.6	135.5	7.4%	135.5	7.5%
Argentina	8.2	7.0	16.9%	7.1	16.6%
Chile	96.7	89.4	8.1%	87.4	10.6%
Colombia	25.8	25.8	0.0%	26.9	-4.1%
Paraguay	6.3	5.7	10.9%	5.9	7.4%
Panama	0.8	0.8	-4.7%	0.9	-12.4%
Uruguay	7.8	6.7	15.8%	7.2	7.3%
Total with Financial Guarantees Provided and Corporate Securities (A)	593.7	575.2	3.2%	598.4	-0.8%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	593.7	586.0	1.3%	608.6	-2.4%
Citibank Operations (B)	6.4	-	-	-	-
Total with Financial Guarantees Provided, Corporate Securities and Citibank (A + B)	600.1	575.2	4.3%	598.4	0.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size.

Further details on pages 31-32

(i) Including Citibank’s operations, the total NPL ratio would have been 3.1%.

The decrease when compared to the previous quarter and to the same period of 2016 is mainly driven by lower delinquency rates in Brazil.

In Brazil, NPL decreased from the previous quarter and from December 2016 driven by lower delinquency rates in individuals and very small, small and middle-market companies.

In Latin America, the increase in the quarter was driven by the individuals segment in both Chile and Colombia.

Further details on pages 19-21

(i) Including Citibank’s operations, the Coverage ratio would have reached 245%.

The coverage ratio, which reached 247% in December 2017, remained relatively stable compared to the previous quarter.

The coverage ratio level is not only a result of overdue loans, but also of our provision model for potential loan losses.

The expanded coverage ratio³ remained at 100%, showing that provisions are enough to cover the balance of renegotiated operations and the loans overdue for over 90 days.

Further details on pages 19-21

(i) Including Citibank’s operations, total estimated NPL Creation would have been R$4,375 million.

The NPL Creation, which is the volume of loans that became overdue for more than 90 days in the quarter, was lower compared to the previous quarter, mainly in the Retail segment in Brazil, which decreased in the quarter.

This resulted in the lowest level of NPL Creation since March 2014.

Further details on pages 19-21

1 Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2017 Forecast

The results for 2017, compared to our previously disclosed forecast for 2017, are presented below:

	Consolidated		Brazil [2]
	Forecast [1]	Actual	Forecast [1]	Actual

Total Credit Portfolio [3]	From 0.0% to 4.0%	-0.8%	From -2.0% to 2.0%	-3.2%

Financial Margin with Clients [4] (ex-Impairment and Discounts Granted)	From -4.2% to -0.8%	-4.7%	From -5.2% to -1.8%	-4.4%

Cost of Credit [5]	Between R$15.5 bn and R$18.0 bn	R$17.9 bn	Between R$13.5 bn and R$16.0 bn	R$15.8 bn

Commissions and Fees and Result from Insurance Operations [6]	From 0.5% to 4.5%	5.2%	From 0.0% to 4.0%	5.2%

Non-Interest Expenses	From 1.5% to 4.5%	0.3%	From 3.0% to 6.0%	0.9%

1) Considers USD-BRL rate at R$3.50 in Dec-17;

2) Includes units abroad ex-Latin America;

3) Includes financial guarantees provided and corporate securities;

4) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

5) Includes Result from Loan Losses, Impairment and Discounts Granted;

6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

2018 Forecast

Basis for 2018 Forecast

We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank

In R$ millions	2017
Managerial Financial Margin	68,510
Financial Margin with Clients	62,223
Financial Margin with the Market	6,287
Cost of Credit	(18,002)
Provision for Loan Losses	(19,105)
Impairment	(1,094)
Discounts Granted	(1,106)
Recovery of Loans Written Off as Losses	3,303
Net Result from Financial Operations	50,508
Other Operating Income/(Expenses)	(14,263)
Commissions and Fees	33,014
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256
Non-interest Expenses	(47,045)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)
Income before Tax and Minority Interests	36,245
Income Tax and Social Contribution	(11,294)
Minority Interests in Subsidiaries	(71)
Recurring Net Income	24,879

Credit Portfolio - with Citibank

In R$ billions, end of period	4Q17
Individuals	191.5
Credit Card Loans	66.9
Personal Loans	26.4
Payroll Loans	44.4
Vehicle Loans	14.1
Mortgage Loans	39.7
Companies	226.9
Corporate Loans	165.1
Very Small, Small and Middle Market Loans	61.9
Corporate Securities	36.0
Total Brazil with Financial Guarantees Provided and Corporate Securities	454.5
Latin America	145.6
Argentina	8.2
Chile	96.7
Colombia	25.8
Paraguay	6.3
Panama	0.8
Uruguay	7.8
Total with Financial Guarantees Provided and Corporate Securities	600.1

2018 Forecast

We present below our 2018 forecast including the effect of Citibank’s operations.

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit [3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations [4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate	From 33.5% to 35.5%	From 34.0% to 36.0%

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	14